Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Three Months Ended
	March 31, 2015
Earnings
Income from continuing operations before provision for income taxes	$168
Income from equity investees	(18)
Distributed income from equity investees	3
Interest and amortization of deferred finance costs	241
Amortization of capitalized interest	5
Implicit rental interest expense	29

Total Earnings	$428

Fixed Charges
Interest and amortization of deferred finance costs	$241
Capitalized interest	4
Implicit rental interest expense	29

Total Fixed Charges	$274

Ratio of Earnings to Fixed Charges	1.56	x